Exhibit 97

WHY THIS IS IMPORTANT
To comply with the U.S. Securities and Exchange Commission (SEC) clawback rules and disclosure requirements, Harley-Davidson may be required to recover certain compensation paid to certain employees and independent contractors. This Policy ensures that in the event of an Accounting Restatement due to material noncompliance with financial reporting requirements, the Company (Harley-Davidson, Inc.) can recover excessive Incentive-Based Compensation received by certain Covered Officers as required by the SEC.
Additionally, if the Criminal Division of the United States Department of Justice (the “DOJ”) decides to enter into criminal resolutions with the Company, the Company has the right, but not the obligation, to recover from a Culpable Individual the Recoupment Amount.
This Policy applies to all employees, including Covered Officers, of Harley-Davidson. This Policy shall be administered and interpreted, and may be amended from time to time, by the Company’s Board of Directors (“Board”) or any committee to which the Board may lawfully delegate its authority.

HOW WE DO IT
The triggering event for a clawback is an Accounting Restatement resulting from material noncompliance with financial reporting requirements, either due to misconduct or error.
If the Company is required to prepare an Accounting Restatement, the Company shall promptly recover the amount of Erroneously Awarded Compensation. The Company will calculate the recoverable amount for each covered individual based on the excess Incentive-Based Compensation received.
In addition to any other actions permitted by law or contract, the Company may take any or all of the following actions to recover any Erroneously Awarded Compensation and any Recoupment Amount: (a) require the Covered Officer or Culpable Individual to repay such amount; (b) offset such amount from any other compensation owed by the Company or any of its affiliates to the Covered Officer or Culpable Individual, regardless of whether the contract or other documentation governing such other compensation specifically permits or specifically prohibits such offsets; and (c) subject to maintaining compliance with regulations for tax-qualified retirement plans, to the extent the Erroneously Awarded Compensation or the Recoupment Amount was deferred into a plan of deferred compensation, whether or not qualified, forfeit such amount (as well as the earnings on such amounts) from the Covered Officer’s or Culpable Individual’s balance in such plan, regardless of whether the plan specifically permits or specifically prohibits such forfeiture.
If the Erroneously Awarded Compensation or Recoupment Amount consists of shares of the Company’s common stock, and the Covered Officer or Culpable Individual still owns such shares, then the Company may satisfy its recovery obligations by requiring the Covered Officer or Culpable Individual to transfer such shares back to the Company.
Any right to recovery under this Policy shall be in addition to, and not in lieu of, any other rights of recovery that may be available to the Company.
WE DO NOT:
a.Recover Erroneously Awarded Compensation where the Company’s Human Resources Committee of the Board of Directors decides that recovery would be impracticable and one of the following conditions has been satisfied:

i.After making a reasonable attempt to recover Erroneously Awarded Compensation, which efforts are documented and provided to the national exchange, the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered.
ii.Recovery would violate the laws of the country where a subsidiary of the Company is incorporated that were adopted prior to November 28, 2022, based upon an opinion from counsel located in the applicable jurisdiction.
iii.Recovery would likely cause an otherwise tax-qualified retirement plan that is broadly available to employees of the Company to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and related regulations.
b.Indemnify Covered Officers or Culpable Individuals for loss of Erroneously Awarded Compensation or any Recoupment Amount.
WE DO:
a.Comply with SEC requirements for listed issuers of securities and related disclosure requirements.
b.File all disclosures with respect to this Policy in accordance with the requirements of the Federal securities laws, including disclosure required by SEC regulations.
c.Maintain documentation of the determination of any reasonable estimates required for Recalculated Compensation and provide such documentation to the SEC or national exchange, as required.

HAVE A QUESTION?
If you have any questions relating to this policy, please contact the Legal Department.

WHERE THE RUBBER MEETS THE ROAD
Q. What types of compensation are subject to recovery under the Policy?
A. This Policy applies to excess Incentive-Based Compensation received by Covered Officers. This includes certain bonuses, performance stock options, and other equity-based awards that were granted or vested during the three fiscal years preceding an Accounting Restatement.
Q. When is Incentive-Based Compensation deemed “received”?
A. Incentive-Based Compensation is deemed “received” in the Company’s fiscal period during which the financial reporting measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.
Q. Is the Company required to seek recovery of Erroneously Awarded Compensation?
A. Yes, the Company must take steps towards recovery promptly, with limited exceptions.

DEFINITIONS
Accounting Restatement refers to any accounting restatement required due to material noncompliance of the Company with any financial reporting requirement under securities law.

Covered Officer means Harley-Davidson’s CEO, CFO, Controller, any employee at a level equivalent to vice-president or higher in charge of a principal business unit, division, or function, and any person who performs significant policy-making functions.
Culpable Individual means any employee of the Company, including any subsidiary, who engaged in misconduct under investigation by the DOJ or any person who had both supervisory authority over the employee(s) or business area engaged in the misconduct and knew of, or were willfully blind to, the misconduct.
Erroneously Awarded Compensation is the amount of Incentive-Based Compensation received by a Covered Officer during a Recovery Period where they served as a Covered Officer while the Company had a class of securities listed on a national exchange that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed pre-tax.
Incentive-Based Compensation means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure.
Recalculated Compensation is the amount of Incentive-Based Compensation that would have been received based on the restated amounts in an Accounting Restatement, excluding any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, the amount of the Recalculated Compensation must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return on the compensation received.
Recoupment Amount means the gross amount of all compensation, in any form (including but not limited to shares of common stock of the Company or deferred compensation, whether or not such deferral was made at the election of such individual), excluding base salary or base fees paid to a Culpable Individual during the period of misconduct as determined by the DOJ or reflected in a resolution between the DOJ and the Company, up to the amount of the applicable fine imposed on the Company by the DOJ with respect to such misconduct.
Recovery Period is the three completed fiscal years of the Company immediately preceding the date the Company is required to prepare an Accounting Restatement. The Company is “required to prepare an Accounting Restatement” on the earlier of: (i) the date the Company’s Board of Directors, an authorized Committee, of the Company’s Board of Directors, or the Company’s authorized officers conclude, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court or legally authorized body directs the Company to prepare an Accounting Restatement.